United States securities and exchange commission logo





                            December 29, 2020

       Jaeson Bang
       CEO and President
       Oracle Health, Inc.
       910 Woodbridge Court
       Safety Harbor, FL 34695

                                                        Re: Oracle Health, Inc.
                                                            Amendment No. 1 to
                                                            Offering Statement
on Form 1-A
                                                            Filed December 11,
2020
                                                            File No. 024-11356

       Dear Mr. Bang:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 25, 2020 letter.

       Amendment No. 1 to Form 1-A filed December 11, 2020

       Cover Page

   1. We note your response to our prior comment 2 and revised disclosure on page 3. Please revise the cover page
to remove the statement that you "market" a tiny insertable cardiac device. Also, revise
the cover page and the    Overview    on page 1 to clarify that you will
                                                        use offering proceeds
to complete product engineering and that you will seek FDA
                                                        clearance or approval
after you have undertaken animal and later human testing.
 Jaeson Bang
FirstName LastNameJaeson  Bang
Oracle Health, Inc.
Comapany29,
December  NameOracle
               2020    Health, Inc.
December
Page 2    29, 2020 Page 2
FirstName LastName
Overview, page 1

2. We note your response to prior comment 3. Please revise the Summary to discuss briefly the material steps that you must take in order to complete your analysis to show that your device is equivalent to, or an improvement on, Class II devices that have already been
         approved under the FDA   s 510k framework.
Our Competitive Advantages, page 2

3.       Please revise the    Our Competitive Advantages    disclosures on
pages 2 and 31 to clarify
         that your planned product is not fully developed and not FDA cleared. In this regard, we note that your performance claims are speculative and therefore require this context.
Our Maastricht University Research Collaboration, page 32

4.       We note your revised disclosures in response to prior comments 5 and
14. With reference
         to your disclosures on page 2, please revise to clarify whether the proof of concept device employed multi-sensors to track trending changes in heart performance, including heart rhythms, electrocardiogram (ECG or EKG), and heart and lung sounds and activities.
Government Regulation, page 34

5. We note your disclosure that you expect that the filing of an application for FDA approval under the 510k framework will follow after the completion of the Pre-Sub process. Please clarify whether you must also have a fully developed product before you can submit an application for FDA approval under the 510k framework.
Exhibits Index
Exhibit 11.1, page III-1

6.       Please provide an updated consent from your independent auditor.
       You may contact Gary Newberry at (202) 551-3761 or Sasha Parikh at (202) 551-3627 if
you have questions regarding comments on the financial statements and related matters. Please contact Deanna Virginio at (202) 551-4530 or Joe McCann at (202) 551-6262 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Life
Sciences
cc:      Paul Levites, Esq.